
April 8, 2024

Robert M. Giglietti
President
GE Vernova Inc.
58 Charles Street
Cambridge, MA

> **Re: GE Vernova Inc.**
> **Registration Statement on Form S-1**
> **Filed March 13, 2024**
> **File No. 333-277900**

Dear Robert M. Giglietti:

We have conducted a limited review of your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 Filed March 13, 2024

General

1. We note your disclosure on page 202 that your employees may participate in the GE Vernova Retirement Savings Plan and that you are registering your shares of common stock to be issued to these plan participants in this Form S-1. Please tell us why you are electing to use this Form S-1 instead of a Form S-8, or revise throughout. Please refer to Section 10 of Staff Legal Bulletin 4.

2. We note your disclosure on the cover page and Exhibit 107 that this Form S-1 covers "an indeterminate number of plan interests to be offered and sold under the GE Vernova Retirement Savings Plan." Please tell us how this complies with Rule 416 of the Securities Act and Item 501 of Regulation S-K, or revise throughout.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jenny O'Shanick at 202-551-8005 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Christodoulos Kaoutzanis